EXHIBIT 99.1

Prosensa Announces Extraordinary Shareholder Meeting to Appoint Dr. Annalisa Jenkins

Leiden, The Netherlands, July 14, 2014 (GLOBE NEWSWIRE) -- Prosensa Holding N.V. (NASDAQ: RNA), the Dutch biopharmaceutical company focusing on rare diseases with a high unmet medical need, today convenes an Extraordinary General Meeting of Shareholders on 20 August 2014 at 14:00 CET, at the offices of Prosensa Holding N.V., J.H. Oortweg 21, 2333 CH Leiden, The Netherlands.

The sole purpose of the meeting is to appoint Dr. Annalisa Jenkins as a new Supervisory Board member.

The notice and agenda of the Extraordinary General Meeting as well as the powers of attorney are available on the "Investors & Media" section of Prosensa's website at www.prosensa.com. The notice of the Extraordinary General Meeting (filed with the SEC on a Form 6-K) is also available on the SEC's website at www.sec.gov.

About Prosensa Holding N.V.

Prosensa (NASDAQ: RNA) is a Dutch biotechnology company engaged in the discovery and development of RNA-modulating therapeutics for the treatment of genetic disorders. Its primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy (DMD), myotonic dystrophy and Huntington's disease.

Prosensa's current portfolio includes six compounds for the treatment of DMD, all of which have received orphan drug status in the United States and the European Union. The compounds use an innovative technique called exon-skipping to provide a personalized medicine approach to treat different populations of DMD patients.www.prosensa.com

CONTACT: Prosensa Holding N.V.
         Celia Economides, Senior Director IR & Corporate Communications
         Phone: +1 917 941 9059 (US); +31 (0) 64 85 18 182 (NL)
         Email: c.economides@prosensa.nl